UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Tempur Sealy International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88023U101
(CUSIP Number)

H PARTNERS MANAGEMENT, LLC
888 Seventh Ave.
29th Floor
New York, NY 10019
Attn: Rehan Jaffer
(212) 265-4200

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,642,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,642,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,642,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,642,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88023U101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 17, 2015, H Partners Management, LLC (“H Partners Management”) delivered a letter (the “Letter”) to certain members of the Issuer’s Board of Directors (the “Board”). The Letter outlines in detail H Partners Management’s significant concerns regarding the continued mismanagement and value destruction at the Issuer under its current CEO, Mark Sarvary, who to this point has been supported by the Issuer’s complacent and misaligned Board. H Partners Management is demanding an immediate leadership change to address the Issuer’s lack of strategic direction, poor operational execution, contracting margins, and stock underperformance, including the immediate replacement of Mr. Sarvary as CEO and the immediate resignation of directors P. Andrews McLane of TA Associates and Christopher Masto of Friedman Fleischer & Lowe, both of whose private equity firms exited their investments many years ago.

The Letter states that for almost two years H Partners Management has been attempting to communicate constructively with Chairman McLane in a private manner to address the Issuer’s fundamental problems, including the serious shortcomings of Mr. Sarvary and H Partners Management’s considerable governance concerns.  Mr. McLane has unfortunately been unresponsive to H Partners Management and has repeatedly blocked H Partners Management’s requests for a single Board seat.  H Partners Management is extremely disappointed that Messrs. McLane and Masto have clung to their directorships and positions of influence over the Board for many years after their respective private equity firms have exited their positions in the Company, while dismissing the concerns of the Issuer’s largest shareholder.

In the Letter, H Partners Management states that given the Board’s unwillingness to consider a CEO change, H Partners Management has taken it upon itself to identify potential replacement CEO candidates. H Partners Management is currently in advanced discussions with certain tremendously qualified candidates who have a track record of margin enhancement, successful business integrations, and a history of consistent value creation for shareholders.

H Partners Management hopes that the Board will take the required steps outlined in the Letter to drive shareholder value creation, but reserves its rights to take whatever actions in the future H Partners Management believes may be required to protect the best interests of shareholders, including a withhold campaign at the Issuer’s 2015 Annual Meeting.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to Mmes. Dilsaver and Koehn, and Messrs. Doyle, Heil, Hoffman, Judge, Rogers, and Trussell Jr., dated February 17, 2015.

CUSIP NO. 88023U101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer